Exhibit 99.1

TURBO ENERGY FILES FY2025 ANNUAL REPORT HIGHLIGHTING 107% REVENUE GROWTH AND STRATEGIC TRANSITION TO AI-DRIVEN ENERGY INFRASTRUCTURE

Company reports significant improvement in operating performance, strengthens its financial position through approximately $5.0 million in capital raises and accelerates expansion across intelligent industrial energy infrastructure

VALENCIA, Spain — (GLOBE NEWSWIRE) – May 18, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems, today announced the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (“SEC”).

Turbo Energy reported full year 2025 revenue of $23.46 million, representing year-over-year growth of 107% compared to 2024. The Company also reported a significant improvement in operating performance, with operating loss decreasing to $0.91 million compared to $4.11 million in the prior year, while net loss decreased to $1.36 million compared to $3.45 million in 2024.

During early 2026, Turbo Energy further strengthened its financial position through approximately $5.0 million in aggregate gross proceeds raised through a Registered Direct Offering (“RDO”) and issuances under its “at-the-market” (“ATM”) program. These transactions significantly reinforced the Company’s balance sheet and increased shareholders’ equity by approximately $4.6 million, from approximately $1.88 million¹ in 2025 to approximately $6.48 million in 2026, positioning the Company well above Nasdaq’s minimum stockholders’ equity requirement for continued listing.

2025 marked a decisive operational and strategic inflection point for Turbo Energy, as the Company accelerated its transition from a traditional energy storage provider into an AI-driven intelligent energy infrastructure platform focused on software-defined energy management, advanced storage integration and high-value commercial and industrial (“C&I”) deployments.

Throughout 2025, Turbo Energy continued expanding its positioning as a technology integrator capable of combining solar generation, advanced battery storage and proprietary AI-driven optimization software into intelligent, adaptive energy systems designed to improve efficiency, reduce energy costs and strengthen operational resilience.

“2025 represented a transformational year for Turbo Energy,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “We have spent the last several years building the technological foundation, integration capabilities and operational expertise necessary to participate in this next phase of the global energy transition. Today, Turbo Energy is increasingly positioned not simply as a storage company, but as a technology-driven energy platform focused on intelligence, optimization and real-world industrial execution.”

During 2025 and early 2026, Turbo Energy strengthened its strategic positioning through multiple operational milestones and international expansion initiatives, including:

●	Advancement of the Company’s international C&I pipeline through large-scale industrial storage and hybrid energy infrastructure projects;

●	Strategic partnership with Hithium, a tier 1 global battery storage provider, to integrate Turbo Energy’s AI-driven optimization software into battery storage systems across Europe and Latin America;

●	Continued expansion into industrial electrification, intelligent storage and energy optimization projects designed to improve resilience, reduce exposure to energy price volatility and support operational efficiency for energy-intensive industries;

●	Expansion into mission-critical defense and energy security applications through deployment of AI-driven energy storage systems in international military operations;

●	Strengthening of the Company’s financial structure through approximately €4.87 million in long-term bank financing restructuring agreements with major Spanish financial institutions;

●	Continued development and protection of proprietary technologies and AI-driven optimization capabilities, including new U.S. patent protection supporting the Company’s intelligent energy management platform strategy.

●	Expansion into Latin America through the launch of Turbo Energy Solutions (“TES”), focused on integrated energy infrastructure and Energy-as-a-Service (“EaaS”) deployments in Chile;

●	Expansion into the United States following UL certification and commercialization initiatives across key U.S. residential solar markets;

During 2025, Turbo Energy accelerated its expansion across large-scale industrial electrification and intelligent energy infrastructure projects, particularly among electro-intensive industrial operators in Spain’s ceramics sector, where the Company generated approximately $11.741 million in revenue associated with industrial energy storage and optimization deployments. These revenues form part of a broader $53 million industrial energy infrastructure contract representing approximately 366 MWh of deployed and scheduled storage capacity across multiple industrial facilities in Spain for a leading industrial group, with project execution extending through 2026 and 2027.

The Company believes its strategic transition positions Turbo Energy to benefit from multiple long-term structural trends, including accelerating electrification, increasing deployment of distributed energy infrastructure, rising demand for industrial resilience, growing energy market volatility and the integration of Artificial Intelligence into next-generation energy management systems.

The Company’s Annual Report on Form 20-F for the year ended December 31, 2025 has been filed with the SEC and is available on the SEC’s website at www.sec.gov and on the Company’s investor relations website at www.turbo-e.com.

¹ Calculated based on the Federal Reserve exchange rate as of December 31, 2025.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems. Turbo Energy’s technology platform enables residential, commercial and industrial customers to reduce energy costs, improve efficiency, enhance resilience and transform energy consumption into a controllable and optimized asset. As part of Umbrella Global Energy, Turbo Energy plays a central role as the Group’s technology platform, driving innovation in energy storage, electrification and intelligent energy management across international markets in Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com

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